Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

ORTHOVITA, INC.

	Year Ended December 31,
	2006	2005	2004	2003	2002
Ratio of earnings to fixed charges and to combined fixed charges and preferred stock dividends:

Net loss applicable to common shareholders	$(17,463,639)	$(13,363,341)	$(13,198,024)	$(10,120,846)	$(20,292,402)
Add: Fixed charges	1,611,015	1,455,293	1,079,668	872,144	629,140

Net loss applicable to common shareholders	(15,852,624)	(11,908,048)	(12,118,356)	(9,248,702)	(19,663,262)
Add: Preferred dividends	—	—	—	1,119,390	8,622,458

Total net loss	(15,852,624)	(11,908,048)	(12,118,356)	(8,129,312)	(11,040,804)

Interest expense	245,492	320,891	120,230	89,685	79,490
Revenue interest expense	1,179,466	989,287	837,844	642,850	386,893
Interest component of rental expense	186,057	145,115	121,594	139,609	162,757

Total Fixed Charges	1,611,015	1,455,293	1,079,668	872,144	629,140
Preferred Stock dividends	—	—	—	1,119,390	8,622,458

Total Fixed Charges and Preferred Stock dividends	1,611,015	1,455,293	1,079,668	1,991,534	9,251,598

Ratio of Earnings to Fixed Charges	—	—	—	—	—

Ratio of Earnings to Combined Fixed Charges and Preferred Stock dividends	$—	$—	$—	$—	$—

We reported a net loss for each of the years in the five-year period ended December 31, 2006 and we would have needed to generate additional income of $17,463,639, $13,363,341, $13,198,024, $9,001,456 and $11,669,944, respectively, to cover our fixed charges of $1,611,015, $1,455,293, $1,079,668, $872,144 and $629,140, respectively. To cover our combined fixed charges and preferred stock dividends, we would have needed to generate additional income of $10,120,846 and $20,292,402 in 2003 and 2002, respectively.

The ratios of earnings to fixed charges presented above were computed by dividing our net loss by fixed charges. For this purpose, losses have been calculated by adding fixed charges to net loss. Fixed charges consist of interest expense, revenue interest expense and the interest component of rental expense.

The ratios of earnings to combined fixed charges and preferred stock dividends presented above were computed by dividing our net loss by fixed charges and preferred stock dividends. For this purpose, losses have been calculated by adding fixed charges and preferred stock dividends to net loss. Fixed charges consist of interest expense, revenue interest expense and the interest component of rental expense.